evotec

#RESEARCHNEVERSTOPS

Ahead of the curve

Leadership in our focus areas for medicines that matter


AHEAD OF
THE CURVE

evotec

Disclaimer

This presentation (including any information which has been or may be supplied in writing or orally in connection herewith or in connection with any further inquiries) is being delivered on behalf of Evotec SE (the "Company", "we," "our" or "us").
This presentation is made pursuant to Section 5(d) and/or Rule 163B of the Securities Act of 1933, as amended, and is intended solely for investors that are qualified institutional buyers or certain institutional accredited investors solely for the
purposes of familiarizing such investors with the Company. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy Evotec securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No representations or warranties, express or implied, are made as to the accuracy or completeness of the statements, estimates, projections or assumptions contained in the presentation, and neither the Company nor any of its directors, officers, employees, affiliates, agents, advisors or representatives shall have any liability relating thereto.

Cautionary Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors. The forward-looking statements contained in this presentation speak only as of the date of this presentation, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Thank you, Enno! Welcome Laetitia!

The Management Team



Werner Lanthaler
CEO



Laetitia Rouxel
CFO
(from April 2023)



Craig Johnstone
COO



Matthias Evers
CBO



Enno Spillner
CFO
(till March 2023)



Cord Dohrmann
CSO

evotec



"I am excited to join Evotec at this stage of its impressive journey. Helping to shape the organisation to foster resilience and agility as well as improving its sustainable profitable growth is what I want to contribute."

Laetitia Rouxel
Chief Financial Officer
(as of 1 April)

Agenda

Highlights

Scientific and operational performance 2022

Financial performance 2022

Outlook and Guidance 2023



evotec

Convergence, right tools, technologies & disease understanding

Evotec advancements against industry trends

Selected industry trends

Evolvement of targeted **protein degradation**

First use of **CRISPR** nucleases in gene editing

Discovery with **iPSCs**

Establishing of **A.I. in medicine**

First **gene therapy** trials launched

mRNA vaccine technology used

Completion of the **Human Genome Project**

Multi-omics gaining momentum

Personalized medicine



AHEAD OF
THE CURVE

Evotec selected advancements

Paradigm shift in biologics with A.I./M.L.-based discovery to continuous manufacturing

E.RNA as druggable molecules

Unique **molecular patient databases E.MPD**

Targeted protein degradation
Drugging the undruggable with molecular glues

True Precision medicine with **PanOmics, PanHunter**

End-to-end platform for **iPSC-based cell therapy**

Industrialising **iPSC** technology for discovery

Enhancing **drug discovery** with A.I./M.L.

Cornerstones laid for development of **multi-omics technology in discovery and diagnostics**

Strong demand in all lanes

Highlights & lowlights 2022


AHEAD OF
THE CURVE

Highlights

- Significant progress in major partnerships with Bristol Myers Squibb (BMS); targeted protein degradation alliance extended for additional 8 years; important milestones achieved in iPSC-neuro strategic collaboration
- Eight-year expansion and extension of iPSC-neuro alliance (after period-end)
- iPSC-based beta cell replacement therapy alliance with Sernova to advance a functional cure for diabetes
- Multiple new strategic partnerships in e.g., metabolic diseases, ophthalmology, dermatology, oncology …
- Just – Evotec Biologics: New collaborations laying foundation for growth in 2023 and beyond; building of 2nd J.POD Toulouse according to plan
- Acquisition of cell therapy manufacturing facility (Evotec Modena) and clinical & commercial manufacturing platform for small molecule therapeutics (Evotec DS in Halle)
- World-leading in data-driven precision medicine platforms; Commercial launch of unique multi-omics data analysis platform PanHunter
- Launch and major expansion of translational molecular patient databases E.MPD
- Collaboration with Janssen to develop first-in-class targeted immune-based therapies for oncology (after period-end)
- European Investment Bank (EIB) has granted an unsecured loan facility of € 150 m (after period-end)

Lowlights

- Bayer discontinued development of selected women's health projects (P2X3)
- Increased costs for energy and materials and overall high inflation
- Slower than anticipated revenue ramp-up from J.POD biologics manufacturing

evotec

Another year with strong double-digit growth

Results versus previous year and guidance

	FY 2021 results	FY 2022 results[4]	Yoy growth like-for-like / at constant fx-rates[1]	Guidance
Group revenues (at constant fx-rates[1])	€ 618.0 m	**€ 748.4 m** (€ 707.7 m)	21% / 15%	€ 715 – 735 m (€ 690 – 710 m) ✓
Unpartnered R&D[2]	€ 58.1 m	**€ 70.1 m**	21%	€ 70 – 80 m ✓
Adjusted Group EBITDA[3] (at constant fx-rates[1])	€ 107.3 m	**€ 104.1 m** (€ 81.1 m)	(3)% / (24)%	€ 105 – 120 m (€ 85 – 100 m) ✓

1) Average 2021: EUR/US$ 1.18; EUR/GBP 0.85 2) Unpartnered R&D expenses is excl. expenses for ID-related expenses fully reimbursed by Sanofi under other operating income
3) Adjusted EBITDA before contingent considerations and excluding impairments on goodwill, other intangible & tangible assets as well as the total non-operating result; 4) adjusted for M&A effects in 2022 as guided in March 2022 and reiterated in November 2022

evotec

Strong growth and improving profitability towards Action Plan 2025

Guidance 2023

	Guidance 2023	YE 2022[3)]	Implied growth at midpoint
Group revenues (at constant fx-rates[1)])	**€ 820 – 840 m** (€ 835 – 855 m)	€ 751.4 m	**>10%**
Unpartnered R&D[2)]	**€ 70 – 80 m**	€ 70.2 m	At least stable
Adjusted EBITDA (at constant fx-rates[1)])	**€ 115 – 130 m** (€ 125 – 140 m)	€ 101.7 m	**>20%** (>30%)

Approx. € 250 m continued investment programme for enabling and supporting growth (e.g., capacity expansion in biologics manufacturing, safety testing, iPSC, E.MPD…)

1) EUR/US$ 1.18; EUR/GBP 0.86
2) No material FX effects as most R&D efforts are carried out in € area
3) Including M&A effects from 2022

evotec

Action Plan 2025 on track

Action Plans in numbers

2009 — 2012 — 2018 — 2022 — 2025

Action Plan 2012
Restructure for growth

2010
- Revenues: € 55 m
- Adj. EBITDA: € 2 m
- R&D investments[1]: € 2 m
- Co-owned projects[2]: 6
- Employees: 519

Action Plan 2016
Build innovation seeds

2015
- Revenues: € 128 m
- Adj. EBITDA: € 9 m
- R&D investments[1]: € 18 m
- Co-owned projects[2]: 49
- Employees: 1,000

Action Plan 2022
Aspire global leadership

2020
- Revenues: € 501 m
- Adj. EBITDA: € 107 m
- R&D investments[1]: € 69 m
- Co-owned projects[2]: 118
- Employees: 3,572

Action Plan 2025
Leadership in data, science, multimodality & access

ACTION PLAN 2025
The data-driven R&D Autobahn to Cures

2025
- Revenues: > € 1 bn
- Adj. EBITDA: > € 300 m
- R&D investments[1]: > € 100 m
- Co-owned projects[2]: > 250
- Employees; > 5,000

1) Including equity investments
2) Does not include EVT equity investments

Building a massive long-term royalty pool

Selected KPIs


TOGETHER
FOR MEDICINES
THAT MATTER

>130

Co-owned pipeline assets

18

Clinical stage

 # programmes by disease area


Immunology / Inflammation
34
Oncology
63
Commu-nicable diseases
37
Metabolic disease
40
Neuroscience and Pain
40

>€ 15 bn

Potential partnership milestones

8 -10 %

Average royalty rate

 # programmes by model


91
45
56
22
Partnered
Unpartnered
EVOequity
BRIDGEs

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Agenda

Highlights

Scientific and operational performance 2022

Financial performance 2022

Outlook and Guidance 2023



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Our four Focus Areas

Overview

PanOmics

Deep disease understanding for effective therapies



iPSC-based Cell Therapies

"Off-the-shelf" cell therapies based on induced-pluripotent stem cells


STEM CELLS

Just – Evotec Biologics

From Artificial Intelligence ("A.I.") to continuous manufacturing for better access to biologics



End-to-end Shared R&D

Integrated business-to-business platform for increased probability of success from target to patient



Together for medicines that matter

evotec

Fully integrated in discovery, development & manufacturing

Illustrative functional capabilities along the value chain

Sourcing novel ideas → Target ID / validation → Hit identification → Lead optimisation → Pre-clinical development → Clinical Phase I/II/III[1] → Approval[1] → Market[1]

PanOmics-driven drug discovery

- **PanOmics** – *Data Generation*
- **PanHunter** – *Interactive Omics Analysis*
- **E.MPD** – *Translational Molecular Patient Database*
- **E.iPSC** – *Drug Discovery*
- **E.SAFETY** – *Tox and Safety Prediction*
- **EVOgnostic**

iPSC-based Cell Therapies


iPSC-derived cell types


Array CGH, karyotyping, WGS


Single cell sequencing


3D expansion


Upscaling

Cell QC


GMP production

Just – Evotec Biologics

- **J.DISCOVERY** – MOLECULE DISCOVERY
- **J.MD** – MOLECULE DESIGN
- **JP3** – PROCESS & PRODUCT DESIGN
- **J.POD** – MANUFACTURING DESIGN

End-to-End Shared R&D

Bio Reagents · *In vitro biology* · *Antibody discovery* · *Molecular Design & Chemistry* · *DMPK & ADME-Tox* · *In vivo pharmacology* · *Biomarker discovery* · *Integrated pre-clinical development* · *INDIGO* · *Clinical development solution* · *Integrated CMC* · *Drug Product & commercial manufacture*

[1] Sponsoring and execution of clinical trials as well as distribution & marketing is under the responsibility of partners, still sharing upside in case of success

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PanOmics-driven drug discovery for better disease understanding

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PanOmics is already a success – much more to come!

Examples of PanOmics-driven collaborations

PanOmics data generation

Bayer, Chinook Therapeutics, CSL Vifor, Novo Nordisk, Bristol Myers Squibb, IMIDomics, Lilly, Boehringer Ingelheim

PanHunter data analytics

Bayer, Bristol Myers Squibb, GW pharmaceuticals, Novo Nordisk, Eternygen, sanofi, Vifor Pharma, syngenta, Harvard University, TYME, Pfizer, Takeda, Merck

Revenues of > € 150 m

> 20 collaborations

> 50 programmes

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Largest deal in one of the most competitive fields in the industry

Targeted protein degradation alliance with BMS signed in 2022

Bristol Myers Squibb™ evotec

Developing a pipeline of breakthrough therapies based on molecular glue degraders

- 8-year extension and significant expansion of original agreement signed in 2018
- Collaboration leverages Evotec's PanOmics and PanHunter platforms including A.I./M.L. capabilities
- Upfront payment of $ 200 m
- Performance-based and programme-based payments of $ 75 m announced in March 2023
- Total deal value of up to € 5 bn; milestone-based payments
- Additionally, tiered royalties for each program

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Strategic expansion of a highly successful partnership

Leveraging precision medicine platform **in neurodegeneration**

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Bristol Myers Squibb™



Screening
Expansion
Expansion
Early extension
Expansion
Expansion
Expansion
Extension
new
2016
2017
2018
2019
2020
2021
2022
2023
Start of collaboration BMS
Expansion
Lead optimisation
Expansion
Expansion
1st IND EVT8683
Expansion

Next step

- 8-year extension and significant expansion of original agreement from 2016
- Development of novel therapies
- US$ 50 m upfront[1]; deal value > US$ 4 bn; tiered double-digit royalties
- Collaboration leverages proprietary platforms such as E.iPSC, PanOmics and PanHunter

[1] Pro rata recognition over period of contract duration



“We look forward to continuing our drug discovery research into key mechanisms in neurodegeneration and delivering potential therapeutic candidates for patients who are suffering from these devastating diseases.“

Prof. Richard Hargreaves, PhD
SVP, Neuroscience Thematic Research Center – Bristol Myers Squibb



“The combination of our industrialised iPSC disease models, -omics at scale and AI/ML- based analytics will accelerate the discovery and translation from bench to bedside.”

Dr Cord Dohrmann
CSO Evotec

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Aging is driving incidence rates of neurodegenerative diseases

Societal burden of Central Nervous System related diseases

% of people aged 60+ by region (2020 vs. 2050e)



Africa: 9%, 10%
Asia: 9%, 24%
Europe: 21%, 34%
Latin America: 9%, 24%
North America: 17%, 27%
Oceania: 14%, 25%
2020
2050e



Need for paradigm shift

- Limited understanding of the underlying molecular mechanisms
- Second leading cause of death after cardiovascular disease
- Patient derived iPSC models more predictive than traditional animal models
- Global neurodegenerative disease market (US$ 40 bn in 2021) expected to reach > US$ 53 bn by 2030

Sources: The value of action: mitigating the global impact of neurological disorders 2022; Global neuroscience market size and growth | Deloitte Insights, 2023; https://www.researchgate.net/figure/World-population-distribution-of-people-above-60-years-of-age-in-2006-and-2050_fig3_274389509; straits research

Increasing PoS with differentiated precision drug discovery

Industrialised iPSC disease models and Omics-platforms at scale

Wealth of „inputs“

Tissues, primary cells and E.iPSCs

E.MPD

Real world data

Panhunter A.I./M.L. driven data analytics

PanOmics Industrialised Omics data generation

„Study disease mechanisms“
Omics-based Molecular Patient Database

„Reversion of disease signatures“
Novel, validated targets

„Confirmation in human disease models“
iPSC co-cultures

Program pipeline

Modality agnostic

Relevant biomarkers

Right patients

High-value dealmaking underlines big pharma CNS ambitions

Analysis of selected deals in the last years

Diseases of the central nervous system continue to catalyse dealmaking as companies search for new therapies to tackle some major unmet medical needs.



Deal value, in $ bn
4.0
2.0
1.0
0
evotec
Bristol Myers Squibb
Roche / Recursion neuro + oncology
Novartis / Voyager $1-billion deal
Roche / Dyno >$1-billion deal
Biogen / Ionis >$1-billion deal
Sanofi / Denali $1-billion deal
Biogen / Denali >$2-billion deal
GSK / Alector >$1-billion deal
Pre-clinical
Clinical

Size of bubble denotes breadth of pipeline

Source: Company webpsites, Nature, August 2022; Evotec analyses

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STEM CELLS

iPSCs – Cell Therapy based on induced-pluripotent stem cells

Off-the-shelf approach will revolutionise cell therapy applications

Benefit of manufacturing process for iPSC-based therapeutics



Autologous
Patient
Manufacturing
Just-in-time
1x dose
Allogeneic donor-derived
Healthy donor
Manufacturing
Off-the-shelf
100x doses
Allogeneic iPSC-derived
Master iPSC bank
Manufacturing
Off-the-shelf
10,000x doses

iPSC-based therapeutics

- **Reduced manufacturing complexity –** Patient is not part of manufacturing process
- Unlimited starting material
- Versatile & high-fidelity gene editing
- Consistent quality of final product
- On demand product available to patients
- Broad applicability: Suitable for multiple cell types & disease areas

“The product is the process”

Cell therapy manufacturing facility with acquisition of Rigenerand now Evotec Modena



- Founded in 2009 as spin-off of the University of Modena and Reggio Emilia
- Scientific founder Prof. Massimo Dominici one of the pioneers in clinical cell therapy
- State-of-the art GMP facility (5 clean rooms, 1,200 m2) with room for expansion
- cGMP facility accredited by Italian Authority for manufacturing of cell therapies
- Experienced to manufacture complex cell therapies including pre-GMP optimization
- Experience with MSCs, TILs, CAR-T, dendritic cells and exosomes
- Tech transfer for manufacturing of iPSC-based therapeutics on-going

A comprehensive portfolio of early iPSC-based cell therapy assets

Off-the shelf cell therapy programmes

Field	Program/Project		Disease area	Protocol development	Pre-clinical research	Pre-clinical development	IND / Phase I
Anti-tumour therapy	iNK		Oncology		[1]		
	iM		Oncology				
	γδ iT	*Pharma partner*	Oncology	*Undisclosed*			
	αβ iT		Oncology				
Diabetes	E.iBeta (Device)	Sernova	Diabetes				
	E.iBeta (Engineered)		Diabetes				
Other	iCM		Heart failure				
	iRPE, iPR		Ophthalmology				
	…						

Unpartnered, open for new business opportunities / Partnered

iPSC-derived cell types

- iNK Natural killer cells
- iT αβ and γδ T cells
- iM Macrophages
- iBeta Pancreatic islets
- iCM Cardiomyocytes
- iRPE Retinal pigment epithelium cells
- iPR Photoreceptors

[1] Each cell type can deliver multiple differentiated products

Just – Evotec Biologics Continuous manufacturing for better access to biologics



Our mission is to contribute to much better access to biologics

Access for all



7,000

underserved rare indications that could be addressed with biologics

Underserved indications



70%

higher prices for antibodies vs. small molecules in the US alone

Underserved populations



6 bn

without access to biologics based on geography

Underserved regions[1]



12 months

to first Ab therapy in COVID

Communicable diseases & pandemics[2]

[1] Photo by Muhammad Muzamil on Unsplash

[2] Photo by Isaac Quesada on Unsplash

evotec

First strong quarter, many more to come …

Key achievements 2022

Closed Sales,
Sales in € m



>100
3x
31
2021
2022

Key progress

Secured and initiated new anti-Plague mAb development programme

ALPINE ImmuneSciences — First commercial process development

Undisclosed biosimilar partner — Pilot project ongoing

Revenues and EBITDA by quarter in 2022, in € m



25
20
15
10
5
0
-5
-10
-15
-20
Q1
Q2
Q3
Q4

J.POD – commercial biologics manufacturing stepping up

Progress and status



Aerial view of new location in Redmond, Washington, US



View of coming J.POD® in Toulouse (architectural rendering)[1)]



Signature ceremony of EIB loan at Evotec's Campus Curie in Toulouse

- Start of operations fully on track, e.g., US Department of Defense (DoD), …
- Number of partnerships and volume of sales order book already tripled 2022 versus 2021
- Ground-breaking for second new biologics facility J.POD Toulouse in September 2022
- EIB-loan facility of € 150 m to support new J.POD facility in Toulouse as well as R&D activities and equity investments (after period-end, approx. 50% of loan dedicated to J.POD)

[1)] Brunerie & Irissou Architectes, Thomas Brunerie



End-to-End Shared R&D – Integrated B2B platform for increased probability of success

Well-balanced global customer mix further improving

Sharing as basis for success



>800

Partners

~38%

Revenue share with TOP 10 partners (2021: 42%)



RoW
4%
Europe 35%
Revenue by region
61% USA

92%

repeat business

118

No. of partners with > € 1 m revenues (+22%)



Top 20 Pharma
38%
7%
NFP, Academic Foundations
Revenue by partner
42%
Biotech
Large Biotech / Mid-sized Pharma
13%

Comprehensive integrated research and development

Major developments (selection) in End-to-End shared R&D

Ent-to-End Shared R&D business mix



Compound Mangement
Other (MS, UF, LIC)
DMPK
5%
1%
13%
Chemisty
14%
39%
Biology
28%
Development

+18%

again faster than market

Global R&D Outsourcing market by segment[2)]



US$ bn
Discovery
Pre-Clinical
Clinical
140
120
100
80
60
40
20
0
2020
2021
2022E
20213E
2024E
2025E
2026E
+12%
+9%

- € 495.4 m[1)] revenue in end-to-end shared R&D
- >5 new and/or extended integrated drug discovery agreements centered on A.I./M.L.-driven small molecule design capabilities
- 10 performance-based milestones and success payments
- Complement API Capabilities with acquisition of an EU GMP certified facility in Halle (Evotec DS) with clear path to the market for rare diseases
- Strong performance of DMPK / ADME-tox testing; Cyprotex capacity expansion to meet strong demand

1) Third party revenues, excludes Just – Evotec Biologics and EVT Innovate revenues
2) Grand View Research, Evotec estimates

evotec

Agenda

Highlights

Scientific and operational performance 2022

Financial performance 2022

Outlook and Guidance 2023



evotec

Very strong progress in a challenging year

Condensed preliminary income statement 2022 – Evotec SE and subsidiaries

in € m[1]

	2022	2022 Guidance	2021	Change	Comment
Revenues	**751.4**	**715 – 735**	**618.0**	**22%**	Strong base business
• *of which Just – Evotec Biologics (JEB)*	*51.3*	**–**	*52.9*	*(3)%*	*Improved mix*
Gross margin	23.2%	–	24.5%	(130) base pts.	JEB, less MS & inflation impact
• *Gross margin excl. JEB*	*31.1%*		*28.4%*	*270 base pts.*	*Strong partner mix*
Unpartnered R&D expense	**70.2**	**70 – 80**	**58.1**	**21%**	As planned
Adjusted Group EBITDA[2]	**101.7**	–	**107.3**	**(6)%**	Ambitious goal reached[4]
Adjusted Group EBITDA excl. M&A[2,3]	104.1	105 – 120	107.3	(4)%	Strong
Adjusted Group EBITDA excl. JEB[2]	**138.3**	**–**	**115.2**	**20%**	Very strong
Scope 1 & 2 emissions (tons CO_2e)	38,549	–	39,351	(2)%	Sustainable growth

[1] Differences may occur due to rounding
[2] Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result
[3] Excluding effects related acquisitions of Rigenerand (Medolla, I) and Central Glass (Halle/Westphalia, GER); as guided in March 2022 4) incl. M&A as outlined in 9M 2022 results call on 9 November 2022

High-quality gross margin in base business

Revenues & Gross margin overview – Evotec SE and subsidiaries

Revenues from contracts with customers (in € m)



Base revenues
Milestones, upfronts and licences
+22%
751.4
25.9
618.0
61.3
+30%
725.5
556.7
2021
2022

Gross margin (in %)



Total Margin
Margin excl. Just – Evotec Biologics
24.5
28.4
23.2
31.1
2021
2022

- 15% organic growth of Group revenues, at constant fx-rates
- fx tailwind: 6.6% / M&A: 0.5%
- Group revenues € 700.1 m – excluding Just – Evotec Biologics, up 24%
- Base revenues up 30%
- Group gross margin of 31.1% excluding Just – Evotec Biologics up 270 base points despite significantly higher energy and material costs and lower contribution from milestones

Q4 2022 - The anticipated strong finish to the year

Adj. EBITDA overview – Evotec SE and subsidiaries incl./excl. Just – Evotec Biologics



+20%
107.3
115.2
(7.9)
101.7
138.3
(36.7)
2021
2022
+34%
37.2
40.1
(2.9)
57.1
53.8
3.3
Q4 2021
Q4 2022
Group adj. EBITDA
Group adj. EBITDA excl. Just – Evotec Biologics
Just – Evotec Biologics

- Visible contribution from milestones, upfronts, licenses & royalties
  - BMS Neuro, Janssen, others
- Excellent base business with strong operating leverage
- First strong quarter of Just – Evotec Biologics
  - Goal of tripling Q3 revenues achieved in Q4
  - Strong operating leverage
  - First small contribution from royalties
  - Results to remain volatile in 2023

[1] TPD = Targeted Protein Degradation

evotec

Q4 2022 – The strongest quarter in 30-year history

Condensed income statement Q4 2022 – Evotec SE and subsidiaries

in € m[1]

	Q4 2022	Q4 2021	Change
Revenues	**240.7**	187.1	29%
Gross margin	***34.3%***	*27.8%*	*650bp*
• R&D expenses	**(21.3)**	(18.7)	14%
• SG&A expenses	**(46.3)**	(34.4)	35%
• Impairment of intangible assets & goodwill	**–**	–	–
• Other op. income (expenses), net	**22.9**	16.0	43%
Operating income	**37.7**	14.9	152%
Adjusted Group EBITDA[2]	**57.1**	37.2	53%
Net income	**(27.2)**	(31.5)	(14%)

- 29% revenue growth versus strong comparable base
- Substantially improved gross margin due to
  - favourable mix of milestones upfronts & license payments (albeit below last year)
  - small royalties from SK Bioscience
  - very profitable base business
  - visible improvement of Just – Evotec Biologics
- Record EBITDA with strong growth despite cost inflation in 2022 and higher contribution from milestones in previous year

[1] Differences may occur due to rounding
[2] Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

evotec

Strong balance sheet as very solid base for future growth

Balance sheet and Cash-flow items – 31 Dec. 2022 vs. 31 Dec. 2021 – Evotec SE & subsidiaries

Item	31 Dec. 2021	31 Dec. 2022
Balance sheet total in € m	2,235.2	2,257.2
Equity ratio in %	61.6	52.6
Operating Cash-flow in € m	122.2	203.0
Net Debt ratio x adjusted EBITDA	(3.2)	(2.0)
Liquidity position in € m	858.2	718.5
Capex, Equity investments & Acquisitions in € m	147.4	265.2

evotec

Agenda

Highlights

Scientific and operational performance 2022

Financial performance 2022

Outlook and Guidance 2023



evotec

Our mid-term aspirations are "… just the beginning"

2020-2025e Key Performance Indicator goals (as introduced on 20 April 2021)


11111101001

Revenues
in € m

500.9 → >100% → **>1,000**

Adjusted EBITDA[1)]
in € m

106.6 → ≥180% → **≥300**

Unpartnered R&D
in € m

46.4 → >100% → **>100**

Co-owned projects[2)]

118 → >100% → **>250**

1) before significant royalties
2) incl. Equity participations

Sustainable growth enabled by strong culture, values & people

Innovation – Entrepreneurship – Collaboration



33%
Share of PhDs

91
Nationalities


46% Men
54% Women

31%
Women in Senior Management

38
Average age


3,572
4,198
4,952
2020
2021
2022

Ca. 500 net new talents planned for 2023

Keeping the promise

ESG & Sustainability – Measures taken in 2022

- **Environment**
  - Scope 1 & 2 and supplier related Scope 3 SBTi near-term targets set and submitted
  - Installation of first air source heat pump (Building B95 in Abingdon)
  - Campus Curie connected to renewable energy heating network *Toulouse Energie Durable (TED)*
  - Reduction of Scope 1 & 2 emissions by 2% even before SBTi targets in place
- **Social**
  - Expansion of investments in disease areas under UN SDG3
  - Launch of Aurobac Therapeutics, JV with Boehringer Ingelheim and bioMérieux; Targeting Antimicrobial Resistance ("AMR") with next generation antimicrobials and diagnostics
  - Diversity Month and Pride Month; Joined Proud Science Alliance; Evotec @ London Pride
- **Governance**
  - Governance roadshow of Chairwoman of Supervisory Board
  - Formation of ESG Committee within the Supervisory Board
  - Scoping and prioritisation of ESG projects in 2023
  - Expansion of ESG Team
  - Implementation of Supplier Code of Conduct



Our promise

ESG Goals 2023

Approve and implement the SBTi initiative action plan at all Evotec sites and invest one percent of 2022 revenues to achieve SBTi targets.

Conduct engagement survey by mid 2023.
Define and communicate a management plan for 2024 and beyond based on results of engagement survey.

Engage sustainability champions at each site to create governance structures fostering environmental and social goals as well as site specific sustainability projects.


N
E

evotec

Executing to accelerate growth along Action Plan 2025

Selected major newsflow 2023



PanOmics	• New strategic partnerships and expansions of co-owned alliances • New clinical trial initiations • Significant progress of later stage co-owned pipeline	✓
iPSCs	• New strategic partnerships • Progression of partnered cell therapy assets, e.g., Sernova • Expansion of internal portfolio of cell therapy assets	✓ ✓
Just – Evotec Biologics	• Significant expansion of order book for J.POD Redmond, WA (US) • Progression of construction J.POD Toulouse, France (EU)[1)] • Evaluation of global network of J.PODs	
End-to-End Shared R&D	• Undisrupted growth trend versus 2022 in line with AP 2025 • Integration of Evotec DS Germany	
Group	• Submission of science-based targets aligned with 1.5°C goal • Highly impactful contribution to UN SDG 3[2)] • Spin-Offs and investments along Building Blocks of AP 2025	✓ ✓

1) This project benefits from French government funding as part of the Investments for the future Programme (programme d'investissements d'avenir in French) and is also supported economically by the Occitanie Region and Toulouse Métropole.

2) UN Sustainable Development Goal 3: Improve health and well-being with main targets for us on cardiovascular diseases, diabetes, women's health, fight against infectious diseases and pandemic preparedness

Upcoming important dates

Financial calendar 2023

Quarterly Statement Q1 2022	10 May 2023
1st Capital Markets Day 2023 (virtual)	5 June 2023
Virtual Annual General Meeting 2023	20 June 2023
Half-year 2023 Interim Report	09 August 2023
Quarterly Statement 9M 2023	08 November 2023
2nd Capital Markets Day 2023	15 November 2023


Evotec SE
Sustainability
Report 2022

Full annual report and sustainability report 2022
available for download on 25 April 2023

evotec

#RESEARCHNEVERSTOPS

QUESTIONS AND ANSWERS



Appendix

evotec

Revenues up

Segment information 2022 – Evotec SE and subsidiaries

in € m[1]

	EVT Execute	EVT Innovate	Inter-segment elimination	Evotec Group
Revenues	735.6	204.7	(188.9)	751.4
Gross margin	*17.7%*	*28.9%*	–	*23.2%*
• R&D expenses	(5.3)	(86.3)	15.0	(76.6)
• SG&A expenses	(125.3)	(30.9)	–	(156.2)
• Impairment of intangible assets & goodwill	–	–	–	–
• Other op. income (expenses), net	33.2	46.4	–	79.6
Operating income	32.5	(11.7)	–	20.9
Adjusted Group EBITDA[2]	108.3	(6.6)	–	101.7

- Accelerated growth in fourth quarter
- EVT Execute total revenue growth up 21%; Growth excluding Just – Evotec Biologics plus 23%
- EVT Innovate revenues up 39%,due to expansion of highly profitable precision medicine collaborations; gross margin increase by 380 bp despite lower milestone contribution
- Adjusted EBITDA within lower end of guidance as communicated in November based on **strongest quarter in company history**

[1] Differences may occur due to rounding
[2] Adjusted EBITDA excludes changes of contingent considerations, income from bargain purchase and impairments on goodwill, other intangible and tangible assets as well as the total non-operating result.

Business-to-business model in Biotech is highly scalable

Value creation pillars

	IP partnering[1] / Pipeline of co-owned assets	Partner owns IP
Value Creation Model	• Fee for Service / FTE rates • Upfront payments, milestones, licenses, royalties • Equity investments	• Fee for Service / FTE rates • Success payments • Price per amount manufactured
Focus areas	PanOmics; iPSCs; End-to-End Shared R&D	End-to-End Shared R&D
	Just – Evotec Biologics	Just – Evotec Biologics

[1] Reaching from outlicensing of own IP to joint creation of IP

Strong Sustainability Governance in place

Supervisory Board assumes responsibility for sustainability

Management Board — *reports into* → **Supervisory Board**

Supervisory Board — *supervise and guides* → **Management Board**

Management Board — *defines corporate objectives* → **Global IR & ESG Department**

Global IR & ESG Department — *support in strategy development*; *reports into* → **Management Board**

ESG Committee — *directs and advises* → **Global IR & ESG Department**

Global IR & ESG Department — *reports into* → **ESG Committee**

ESG Committee — *informs* → **Supervisory Board**

Global IR & ESG Department — *directs and advises* → **Evotec Enabling Functions** (HR, Compliance, EHS, SCM)[1]

Global IR & ESG Department — *directs and advises* → **Evotec Operations**

Evotec Operations — *report and support in implementing ESG targets* → **Global IR & ESG Department**

Supervisory Board

- The Supervisory Board as a whole is responsible for ESG oversight and therefore addresses ESG topics regularly in its meetings
- The Supervisory Board approves the ESG strategy and its milestones defined by the Management Board, as well as sets relevant ESG targets (weighting of 20% in STI targets) for Management Board remuneration

ESG Committee

Together with the Management Board, the ESG Committee defines the priorities of Company with respect to environment, people, and governance on a rolling basis, and is advising on and monitoring the implementation of such priorities

[1] Human Resources, Compliance, Environment, Health & Safety, Supply Chain Management

evotec

Growing fast *and* responsibly

SBTi[1] targets language

*„Evotec SE commits to **reduce absolute Scope 1 and 2 GHG emissions 50% by 2032** from a 2021 base year. Evotec SE also commits to increase annual sourcing of **renewable electricity** from 25% in base year to **100% by 2026**. Evotec SE commits to **reduce Scope 3** GHG from purchased goods and services and capital goods **72% per revenue** over the same period. Evotec also commits that **80% of its suppliers** by emissions covering purchased goods and services and capital goods **will have science-based targets by 2027**."*

Science-based targets balancing fast growth and responsibility for the planet

- RE100 target year 2026 earlier than outlined in Paris agreement *(LTI goal 2023)*
- 50% reduction of Scope 1 and 2 emissions by 2032 aligned, despite disproportionately faster growth than industry average
- Evotec will act as multiplier with its supplier engagement program


SBTi Near-Term Target Submission Form and Guidance

TWG-FOR-001/ Version 5.1

December 2021

[1] Science Based Targets initiative

EVO*equity* complements co-owning strategy

Operational VC model – diversified portfolio with multiple shots on goal


Academia & BRIDGEs
Partner
Evotec spin-outs
Portfolio companies
External deal-flow
Starting points to fuel EVO*equity* portfolio

At Equity Holding (≥20%) or significant influence	Autobahn Labs, Breakpoint Therapeutics, Curexsys, Dark Blue Therapeutics, Eternygen, NephThera, ponCELLa, Quantro Therapeutics, Topas Therapeutics
Minority Shareholdings (<20%)	Aeovian Pharmaceuticals, Ananke, ArgoBio Studio, Blacksmith Medicines, Cajal Neuroscience, Carrick Therapeutics, Centauri Therapeutics, Exscientia, Fibrocor, IMIDomics, Immunitas Therapeutics, Leon, Mission BioCapital, Oxvax, Sernova Corp, Tubulis
BRIDGEs	ArgoBio Studio, Autobahn Labs, Danube Labs, Extend, beLAB1407, beLAB2122, LAB150, LAB282

https://actionplan.evotec.com/evoequity

evotec

Centres of excellence to discover, develop & manufacture

Together for medicines that matter with ~5,000 people at 17 sites



Hamburg (GER - HQ) – Manfred Eigen Campus – A major hub for integrated drug discovery including variety of HTS screening activities; home of neuroscience experts & the basis for leading end-to-end iPSC platform

Göttingen (GER) –
Manfred Eigen Campus – home of multi-omics data analysis PanHunter, E.MPD & iPSC-derived cells

Cologne (GER)
Induced pluripotent stem cell (iPSC) technology

Seattle (US) Dedicated to biologics

J.POD Redmond (US)
Biologics development & cGMP commercial manufacturing

Branford site (US)
Dedicated Sample Management Facility

Princeton (US) –
Gertrude B. Elion Campus, dedicated to cell & protein production

Framingham (US)
US site of the ADME-Tox capabilities

Alderley Park (UK)
Focused on antimicrobial and infectious disease; Cyprotex – global leader in DMPK/ADME-tox

Abingdon (UK) –
Dorothy Crowfoot Hodgkin Campus, integrated drug discovery & development

Toulouse (FR) – Campus Curie – Oncology & immuno-oncology centre of excellence; integrated drug discovery; 2nd J.POD

Lyon (FR)
Anti-infective drug discovery; BSL 3 laboratory set up

Vienna (AU)
Dedicated to gene therapy

Modena (IT)
Cell therapy manufacturing

Verona (IT) –
Campus Levi-Montalcini
Integrated drug discovery & development

Halle (GER)
Centre of excellence for rare disease drug substance manufacturing

Munich (GER)
Dedicated to unrivalled proteomics and bioinformatics; unique mass spectrometry-based "omics" platform

evotec

"Evotec inside"

Pipeline of co-owned assets

Selected pipeline events within next 12-24 months

- Phase III & registration (CHN) JingXin in insomnia (EVT201)
- Phase II data with Bayer in B1 (BAY2395840)
- Phase II initiation with Bayer in Gynaecology (BAY2395840)
- Phase I data in Chikungunya virus (EVT894)
- Phase I data with BMS in CNS (EVT8683)
- Phase I data with Kazia in Oncology (EVT801)
- Phase Ib / II initiation of Exscientia in Oncology (EXS21546)
- Phase I initiation in HBV (EVT075)
- Phase I initiation with Bayer in Kidney
- Phase I initiations with Kidney diseases with other partners
- Phase I initiation with BMS in CNS
- Phase I initiation with BMS in Oncology
- Phase I initiation with Sernova in Diabetes
- Progress of multiple co-owned equity companies (not disclosed) (e.g. Topas, …)

	Molecule	Therapeutic Area / Indication	Partner	Discovery	Pre-clinical	Phase I	Phase II	Phase III	Approved
Clinical	SKYCovione	COVID-19							
Clinical	EVT201	Insomnia (GABA-A)							
Clinical	BAY2395840	Multiple Indications (B1)							
Clinical	CT7001	Oncology (CDK7)	Carrick						
Clinical	XP-105	Oncology (mTORC1/2)							
Clinical	TPM502	Celiac Disease	Topas Therapeutics						
Clinical	EXS21546	Oncology (various programmes)	Exscientia						
Clinical	BAY2328065	Gynaecology							
Clinical	EVT401	Immunology & Inflammation (P2X7)							
Clinical	CNTX 6016	Pain (CB2)							
Clinical	EVT894	Chikungunya (Antibody)	sanofi						
Clinical	Not Disclosed	Neuroscience & Pain	n.a.						
Clinical	Not Disclosed	Neuroscience & Pain	n.a.						
Clinical	EVT801	Oncology (VEGFR3)	KAZIA						
Clinical	EVT8683	Neurodegeneration (eIF2b activator)	Bristol Myers Squibb						
Clinical	TPM203	Pemphigus Vulgaris (ND)	Topas Therapeutics						
Clinical	CT7001	Oncology (CDK7)	Carrick						
Clinical	CT7001	Oncology (CDK7)	Carrick						
Pre-clinical	APN411	Oncology – Immunotherapy	sanofi APEIRON						
Pre-clinical	BAYxxxx	Nephrology (not disclosed)							
Pre-clinical	QRB001	Metabolic – Diabetes (not disclosed)							
Pre-clinical	EVT075	HBV	n.a.						
Pre-clinical	Not disclosed	Various programmes	Bristol Myers Squibb						
Pre-clinical	EVTxxxx	CNS, Metabolic, Pain, …	>25 further programmes						
Discovery									

Discovery: **EVTxxx CKD, oncology, immunology …**
> 90 further programmes

evotec

The growing "iceberg" of first & best-in-class treatment options

>250 projects including EVO*equity* and BRIDGEs: ~190 in partnerships, >60 internal R&D


Neuroscience & Pain
Oncology
Metabolic Diseases
Inflammation & Immunology[1)]
Communicable diseases
Approved
Registration
Clinical
Ph3
Ph2
Ph1
Preclinical
Discovery
LO
H2L
AD/Scr
TI/TV
Insomnia
DNP
Pain
ND
Exscientia
Aeovian
Facio
Argobio
EVT
LAB282
Autobahn
Cajal Neuro
CureXsys
LAB150
Breast Cancer
A2A
EVT801
Carrick
IO
Onco
Immunitas
Breakpoint
DarkBlue
Blacksmith
Danube Labs
EVT/MF
EVT/TMF
Ananke
Quantro
BELAB1407
BELAB2122
OxVax
Encape III
Eternygen
QRbeta
NephThera
Fibrosis
Topas
Endo
P2X7
Fibrocor
Celmatix
Bayer
COVID-19
CHIK-V
HBV
Noso-502
Forge
Cystobactamid
Malaria
Tribe CarbX
Resorcinomycin
AP series
NP whole cell
HBV-HBs
HBV-RNA
HBV-HBc
PP HTS
EBV
NIPAH
eAMR
Whole cell HTS 2
Flu1
Staph persist.
Whole cell HTS 1
Flu2
HDT
Pdt screen
BKV
VMM
TB Pat DB

Partnered Pipeline | Unpartnered Pipeline | Equity Pipeline | Bridges Pipeline

1) Also includes Women's Health, Respiratory projects
The Equity Pipeline does not contain programs from EVT/partners that are not publicly disclosed
Status as of 31.12.2022

Abbreviations:
TI/TV = Target identification/Target validation, Scr = Screen,
AD = Assay development, H2L = Hit to Lead, LO = Lead optimisation

#RESEARCHNEVERSTOPS

Your contact:

Volker Braun
SVP Head of Global Investor Relations & ESG

+49 (0) 40 560 81-775
+49 (0) 151 1940 5058 (m)
volker.braun@evotec.com